UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 7, 2014
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: ANGLOGOLD ASHANTI APPOINTS CHRISTINE RAMON AS INCOMING
CHIEF FINANCIAL OFFICER

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
7 July 2014
NEWS RELEASE
AngloGold Ashanti Appoints Christine Ramon as Incoming CFO
(JOHANNESBURG – RELEASE) – AngloGold Ashanti is pleased to announce Christine Ramon will be taking the post of Chief Financial Officer and Executive Director of the Board, from October 1, 2014. She will replace Richard Duffy, who will then step down from both the Board and Executive Committee.
The appointment of Ms. Ramon, a chartered accountant, follows a global search by the Board of Directors, as indicated in our press release of May 21, 2013. She was formerly the CFO at Sasol Limited, South Africa’s largest publicly traded energy and chemicals company, for seven years until September of last year.
“Christine is a seasoned CFO with an impressive depth of experience, who will lend an important dimension to our board and to the executive,” Chairman Sipho Pityana said. “We are also fortunate that we will be able to call on the services of Richard Duffy, who brings almost three decades of experience in mining and finance across a range of disciplines and jurisdictions to assist with an orderly transition.”
“We are extremely pleased to have someone of Christine’s calibre, standing and experience in this critical role as we continue to advance our strategy of continuing to improve sustainable cash flow and returns,” Chief Executive Officer Srinivasan Venkatakrishnan said. “We are deeply grateful to Richard for bridging the CFO role at an important time, and also for the outstanding work he’s done over the past 13 months, in helping fortify the balance sheet.”
Ms. Ramon, is currently a non-executive director on the board of Johannesburg-based telecommunications provider MTN Group, which has extensive operations across emerging markets in Africa and the Middle East. She also previously served on the board of South African state-owned transport company Transnet and was an executive director of media and entertainment group Johnnic Holdings Limited, among others.
Ms. Ramon is a member of the South African Institute of Chartered Accountants, the Public Accountants’ and Auditors Board and the Association for the Advancement of Black Accountants of South Africa. She previously served as a member of the Standing Advisory Committee to the International Accounting Standards Board and currently serves as Deputy Chair of the Financial Reporting Standards Council of South Africa.
About Christine Ramon
Kandimathie Christine Ramon, 47, received her BCompt degree from The University of South Africa in 1988 and her BCompt Honours postgraduate degree from the same institution the following year. She was admitted as a Chartered Accountant the following year by the Public Accountants and Auditors’ Board. Ms. Ramon completed her articles at Coopers & Lybrand, where she worked from 1985 to 1994, in various positions and countries, including merger & acquisition work in the extractive sector. She rose to the post of Audit Manager and also received a secondment as the Deputy Finance Director to the Independent Electoral Commission during South Africa’s first democratic elections. Her career has also spanned manufacturing and retail, as financial controller at New Age Beverages, and media, where she held the posts of Finance Director and later also Chief Executive Officer, of Johnnic Holdings Limited. Between 2006 and 2013, Ms. Ramon was CFO of Sasol, where she was an executive director and member of the group executive committee. Sasol, listed in Johannesburg and New York with a market capitalisation of about $35bn, has a suite of projects and about 34,000 employees in various jurisdictions around the globe, including the US, Canada, China, Uzbekistan and Qatar. She sat on the board of several Sasol subsidiaries, and also held accountability for formulation and execution of group organisational strategy, capital markets work, treasury and financing, and also global taxation, among others. In 2007 Christine was nominated by the World Economic Forum as a young global leader and between 2011 and 2013 served as the Chair of the CFO Forum of South Africa.
ENDS
Contacts
Media
Chris Nthite +27 (0) 11 637 6388/+27 (0) 83 301 2481 cnthite@anglogoldashanti.com
Stewart Bailey +27 81 032 2563 / +27 11 637 6031 sbailey@anglogoldashanti.com
General inquiries media@anglogoldashanti.com
Investors
Stewart Bailey +27 81 032 2563 / +27 11 637 6031 sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada) +1 (212) 858 7702 / +1 646 379 2555 sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa) +27 11 6376763 / +27 82 821 5322 fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health, and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2013 which was filed with the United States Securities and Exchange Commission (“SEC”) on 14 April 2014. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06

Website:

ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: July 7, 2014
By: /s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: Group General Counsel and Company
Secretary